Exhibit 12.1
Forest City Enterprises, Inc.
Computation of Ratio of Earnings to Fixed Charges
( dollars in thousands)

	Nine Months Ended		Fiscal Year Ended January 31,
	October 31, 2008		2008	2007	2006	2005	2004

Earnings:
Earnings (loss) from continuing operations before income taxes (excluding equity in earnings of unconsolidated entities and minority interest)	$(71,002)		$(3,415)	$32,404	$72,898	$56,153	$39,836

Adjustments to earnings:
Interest incurred, net of capitalized interest	264,265		328,887	283,332	253,345	222,297	166,172
Amortization of mortgage procurement costs	9,051		11,624	10,710	9,888	10,290	7,535
Previously capitalized interest amortized into earnings	9,115		10,747	9,320	8,477	7,254	6,582
Cash distributions from unconsolidated entities	91,552		97,685	161,498	68,696	86,338	70,335
Portion of rents representative of interest factor	9,563		11,738	9,367	7,920	9,700	8,162

Earnings, as adjusted	$312,544		$457,266	$506,631	$421,224	$392,032	$298,622

Fixed charges:
Interest expensed	$264,265		$328,887	$283,332	$253,345	$222,297	$166,172
Interest capitalized	75,124		89,372	86,775	66,172	42,143	32,941
Amortization of mortgage procurement costs	9,051		11,624	10,710	9,888	10,290	7,535
Portion of rents representative of interest factor	9,563		11,738	9,367	7,920	9,700	8,162

Total fixed charges	$358,003		$441,621	$390,184	$337,325	$284,430	$214,810

Ratio of earnings to fixed charges (a)	*	(b)	1.04	1.30	1.25	1.38	1.39

(a)	Included in earnings from continuing operations are non-cash charges related to depreciation and amortization of $202.3 million, $232.6 million, $176.8 million, $158.7 million, $140.5 million and $95.5 million for the nine months ended October 31, 2008 and the fiscal years ended January 31, 2008, 2007, 2006, 2005 and 2004, respectively. Depreciation and amortization reduce earnings from continuing operations, but do not impact our ability to cover our fixed charges.

(b)	For the nine months ended October 31, 2008, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $45.5 million.